November 2007
Preliminary Terms No. 413
Registration Statement No. 333-131266
Dated October 29, 2007
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Commodity-Linked Capital Protected Notes due December 31, 2010
Based on the Performance of a Basket of Three Commodities and a Commodity Index
Commodity-Linked Capital Protected Notes provide investors with exposure to a wide variety of individual commodities and commodity indices with no downside risk to the initial investment if held to maturity.  They are for investors who are concerned about principal risk and who are willing to forgo market interest rates in exchange for principal protection and upside exposure to the underlying assets.
SUMMARY TERMS
Issuer:	Morgan Stanley
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Pricing date:	November , 2007
Original issue date:	November , 2007 (5 business days after the pricing date)
Maturity date:	December 31, 2010
Principal protection:	100%
Interest:	None

Basket:	Basket commodities	Weighting	Initial commodity price
	Baltic Dry Index (“BDI”)*	25%
	Copper-Grade A (“copper”)	25%
	Wheat-CBOT (“wheat”)	25%
	West Texas Intermediate light sweet crude oil (“WTI crude oil”)	25%
	*BDI is designed to measure changes in the cost of transporting dry bulk material such as grain, coal, iron ore and industrial metals by sea. See “Annex A—The Baltic Dry Index.”

Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:
▪  If the basket performance is less than or equal to zero, $0; or
▪  If the basket performance is greater than zero, the greater of:
(i) the jump amount; and
(ii) $1,000 times (x) participation rate times (y) basket performance

Jump amount:	$370
Participation rate:	100%
Basket performance:	Sum of the commodity performance values of each of the basket commodities
Commodity performance value:	With respect to each basket commodity: [(final average commodity price – initial commodity price) / initial commodity price] x weighting
Commodity price:
For any trading day or index business day, as applicable:
BDI: the official settlement price of the BDI
copper: the official cash offer price per metric ton
wheat: the official settlement price per bushel
WTI crude oil: the official settlement price per barrel

Initial commodity price:
The commodity price for the applicable basket commodity on (i) the index business day immediately following the pricing date, in the case of the BDI and (ii) the trading day immediately following the pricing date, in the case of the other basket commodities.

Final average commodity price:	The arithmetic average of the commodity prices for the applicable basket commodity on each determination date for such basket commodity, as determined on the final determination date.
Determination dates:
In respect of each basket commodity, each trading day or index business day, as applicable, during the period from and including October 1, 2010 through and including December 23, 2010 on which there is no market disruption event in respect of the applicable commodity.

CUSIP:	617446W70
Listing:	None
Agent:	Morgan Stanley & Co. Incorporated

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note:	$1,000	$20	$980
Total:	$	$	$

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $992.50 per note.  Please see “Syndicate Information” on page 6 for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for commodity-linked capital protected notes.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Prospectus Supplement for Commodity-linked Capital Protected Notes dated June 22, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

Investment Overview
The Commodity-Linked Capital Protected Notes due December 31, 2010 (the “notes”), provide investors with an opportunity to gain direct exposure to a basket of commodities with no downside risk to their initial investment if the notes are held to maturity.

If at maturity, the equally-weighted basket of three commodities and a commodity index (the “basket”) has appreciated at all, the investment will return a minimum of 37% in addition to protected principal.  If the basket has appreciated by more than 37%, the investment return is 1:1 upside participation (e.g. a 42% appreciation will return 100% of principal plus 42% at maturity).  If the basket has depreciated or has not appreciated, the investment will return par at maturity.  The notes do not pay interest.

Maturity:	3 years and 1 month
Protection at maturity:	100%
Interest:	None
Payment at maturity:
(i)  If the basket performance is greater than zero
Þ a minimum 37% return
(ii)  If the basket performance is greater than 37%
Þ 100% of the basket performance
(iii) If the basket performance is less than or equal to zero
Þ par

Basket Overview

Basket Commodity	Weighting
Baltic Dry Index (“BDI”)	25%
Copper-Grade A (“copper”)	25%
Wheat-CBOT (“wheat”)	25%
West Texas Intermediate light sweet crude oil (“WTI crude oil”)	25%

Basket Historical Performance January 1, 2002 to October 22, 2007

The graph illustrates the effect of any offset and/or correlation among the basket commodities during such period.  The graph does not attempt to show your expected return on an investment in the notes nor does the graph take into account the averaging of the commodity prices over the determination dates which will occur when we calculate the basket performance at maturity. The historical price performance of the basket and the degree of correlation between the price trends of the basket commodities (or lack thereof) should not be taken as an indication of future performance.

November 2007	Page 2

Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

Key Investment Rationale
Exposure to commodities is a component of portfolio diversification.  Investors who believe they have underweight exposure to commodities or those concerned about the risks associated with investing directly in commodities can use the notes to gain exposure to the basket of commodities while protecting 100% of their principal at maturity.

Leverage Performance	▪ Minimum 37% return if the basket has appreciated at all ▪ Uncapped 1:1 upside participation (100%) in any basket appreciation greater than 37%
Protect Principal	▪ 100% principal protection at maturity regardless of the performance of the basket
Access

▪  Exposure to an equally-weighted and diversified basket of three physical commodities (copper, wheat and WTI crude oil) and a commodity index (Baltic Dry Index)

▪  Portfolio diversification from traditional fixed income / equity investments

Best Case Scenario	The basket appreciates and the notes return a minimum of $1,370 per note with the potential for a greater return if the basket appreciates by more than 37%.
Worst Case Scenario	The basket depreciates or does not appreciate, and the notes redeem for the stated principal amount at maturity. This assumes the investment is held to maturity.

Summary of Selected Key Risks (see page 10)

▪	No interest payments / possibility of no return

▪	The notes will not be listed and secondary trading may be limited

▪	Market prices of the notes will be influenced by many unpredictable factors

▪	Prices for the basket commodities may change unpredictably and affect the value of the notes in unforeseeable ways

▪	Changes in the value of one or more of the basket commodities may offset each other

▪	Inclusion of commissions / projected profit from hedging is likely to adversely affect secondary market prices

▪	Economic interests of the calculation agent may be potentially adverse to investors

▪	Hedging and trading activity could adversely affect the prices of the basket commodities

▪	Credit risk to Morgan Stanley whose credit rating is currently Aa3/AA-

▪	Suspension or disruptions of market trading in commodity and related futures markets may adversely affect the value of the notes

▪
Discontinuance of the Baltic Dry Index will result in an alternate method of calculation of the supplemental redemption amount, which could adversely affect the supplemental redemption amount, if any, you receive at maturity

Suitability
The notes may be suitable for investors who:

▪	Do not require current income / coupon payments

▪	Are capable of understanding the complexities / risks specific to the notes, and specifically, the basket commodities

▪	Are willing to receive no return on the notes should the basket depreciate or not appreciate

November 2007	Page 3

Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

Fact Sheet
The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the prospectus supplement for commodity-linked capital protected notes and the prospectus.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus a supplemental redemption amount, if any, based on whether the basket performance is greater than zero.

Expected Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
November , 2007	November , 2007 (5 business days after the pricing date)	December 31, 2010
Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per note (see “Syndicate Information” on page 6).
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Principal protection:	100% at maturity
Interest:	None
Basket:	Basket commodities	Weighting	Initial commodity price
	Baltic Dry Index (“BDI”)	25%
	Copper-Grade A (“copper”)	25%
	Wheat-CBOT (“wheat”)	25%
	West Texas Intermediate light sweet crude oil (“WTI crude oil”)	25%
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:
▪  If the basket performance is less than or equal to zero, $0; or
▪  If the basket performance is greater than zero, the greater of:
(i) the jump amount; and
(ii) $1,000 times (x) participation rate times (y) basket performance
In the event the Baltic Dry Index is discontinued and is not replaced by a successor index, the supplemental redemption amount payable at maturity will be determined by the calculation agent using an alternate method of calculation.  See “Fact Sheet—Key Terms—Alternate Method of Calculating the Supplemental Redemption Amount” on page 5.

Jump amount:	$370
Participation rate:	100%
Basket performance:
Sum of the commodity performance values (i.e., percentage appreciation or depreciation) of each of the basket commodities.

A depreciation of one or more basket commodities will partially or wholly offset any appreciation in any of the other basket commodities such that the basket performance as a whole may be less than or equal to zero, in which case you will only receive the $1,000 stated principal amount at maturity.

Commodity performance value:	With respect to each basket commodity: [(final average commodity price – initial commodity price) / initial commodity price] x weighting
Commodity price:
For any trading day or index business day, as applicable:
BDI: the official settlement price of the BDI as published by the underlying index publisher or its successor on such index business day copper: the official cash offer price per metric ton of copper on the relevant exchange as determined by the relevant exchange, stated in U.S. dollars, on such trading day wheat: the official settlement price of the first nearby month futures contract (or, in the case of the last 14 trading days of the first nearby month futures contract, the second nearby month futures contract) of deliverable-grade wheat per bushel on the relevant exchange on such trading day, stated in U.S. cents
WTI crude oil: the official settlement price per barrel of the first nearby month futures contract (or, in the case of the last trading day of the last nearby month contract, the second nearby month contract) per barrel of WTI crude oil, stated in U.S. dollars, as made public on the relevant exchange on such trading day

November 2007	Page 4

Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

Initial commodity price:
The commodity price for the applicable basket commodity on (i) the index business day immediately following the pricing date, in the case of the BDI and (ii) the trading day immediately following the pricing date, in the case of the other basket commodities.
If any initial commodity price as finally determined by the relevant exchange or the underlying index publisher or its successor differs from any initial commodity price specified in these preliminary terms, we will include the definitive initial commodity price in an amended pricing supplement.

Final average commodity price:	The arithmetic average of the commodity prices for the applicable basket commodity on each determination date for such basket commodity, as determined on the final determination date.
Determination dates:
In respect of each basket commodity, each trading day or index business day, as applicable, during the period from and including October 1, 2010 through and including December 23, 2010 on which there is no market disruption event in respect of the applicable commodity.

Relevant exchange:	copper: London Metal Exchange wheat: Chicago Board of Trade WTI crude oil: the NYMEX Division, or its successor, of the New York Mercantile Exchange
Underlying index publisher:	Baltic Exchange
Discontinuance of the Baltic Dry Index:
If the underlying index publisher permanently discontinues publication of the BDI and the underlying index publisher or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued index (a “successor index”), then any subsequent commodity price for the BDI will be determined by reference to such successor index.

If the underlying index publisher permanently discontinues publication of the BDI or fails to publish the level of the BDI for ten consecutive business days, and the calculation agent determines, in its sole discretion, that no successor index is available, then the calculation agent will determine the supplemental redemption amount at maturity using an alternate method of calculation described in “Fact Sheet—Key Terms—Alternate Method of Calculating the Supplemental Redemption Amount” below.

If the method of calculating the BDI is modified by the Baltic Exchange so that the value of the BDI is a fraction of what it would have been if it had not been modified, and the calculation agent, in its sole discretion, determines that such modification is not a material change in formula, then the calculation agent will adjust such index in order to arrive at a price of such index or successor index as if it had not been modified.

Alternate Method of Calculating the Supplemental Redemption Amount:
If the underlying index publisher for the BDI permanently discontinues publication of the BDI or fails to publish the level of the BDI for ten consecutive business days, and the calculation agent determines, in its sole discretion, that no successor index is available, the supplemental redemption amount, if any, payable at maturity will be determined by the calculation agent solely by reference to the value (the “Alternate Value Amount”) of the embedded option on all four basket commodities underlying the notes as of the day the Baltic Dry Index was discontinued or deemed to be discontinued on such 10th day of non-publication (the “Discontinuance Date”), plus interest accrued on the Alternate Value Amount during the remaining term of the notes from the Discontinuance Date at a rate equal to 3-month U.S. dollar LIBOR in effect on the date interest is first accrued and as determined quarterly thereafter by the calculation agent.  The Alternate Value Amount will be determined by the calculation agent and will be the greater of (i) the mean of the bid prices for such option on such day obtained from three recognized dealers and (ii) the bid price of MS & Co. or any of its affiliates.  If the calculation agent is unable to obtain three bid prices, the Alternate Value Amount will be determined by the calculation agent in its sole discretion.

Call right:	The notes are not callable prior to the maturity date.

General Information
Listing:	None
CUSIP:	617446W70
Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Long-Term Notes.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. If the notes were priced on October 23, 2007, the “comparable yield” would be a rate of 4.7809% per annum, compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different from the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount equal to

November 2007	Page 5

Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

$1,156.8672 due at maturity. The actual comparable yield and the projected payment schedule of the notes will be updated in the final pricing supplement. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

	PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
	Original Issue Date through December 31, 2007	$3.9841	$3.9841
	January 1, 2008 through June 30, 2008	$23.9997	$27.9838
	July 1, 2008 through December 31, 2008	$24.5734	$52.5573
	January 1, 2009 through June 30, 2009	$25.1609	$77.7181
	July 1, 2009 through December 31, 2009	$25.7623	$103.4804
	January 1, 2010 through June 30, 2010	$26.3781	$129.8585
	July 1, 2010 through December 31, 2010	$27.0087	$156.8672

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

	If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Calculation agent:	Morgan Stanley Capital Services Inc. (“MSCS”)
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue price of the notes	Selling concession	Principal amount of notes for any single investor
$1,000.00	2.000%	<$999K
$996.25	1.625%	$1MM-$2.99MM
$994.375	1.4375%	$3MM-$4.99MM
$992.50	1.250%	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement for commodity-linked capital protected notes and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

November 2007	Page 6

Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

Payment at Maturity
At maturity, investors receive (i) $1,000 + (ii) supplemental redemption amount.

If the basket performance is:	The supplemental redemption amount will be:
Less than or equal to zero	$0 – Investors will only receive $1,000 at maturity
Greater than zero but less than or equal to 37%	The jump amount of $370 – Investors receive minimum return of 37%
Greater than 37%	$1,000 * 100% * basket performance

Note:
There is no cap on upside participation.  Investors will receive 100% of any basket performance above 37% and at least a 37% return if the basket performance is greater than zero.

If the basket performance at maturity is zero or negative, investors will only receive the stated principal amount at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the payment at maturity.

See “Fact Sheet—Key Terms—Alternate Method of Calculating the Supplemental Redemption Amount” for the description of an alternate method of calculating the supplemental redemption amount that will be used if the Baltic Dry Index is discontinued and is not replaced by a successor index.

November 2007	Page 7

Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

Hypothetical Payout on the Notes

Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated.  The following hypothetical examples are provided for illustrative purposes only.  Actual results will vary.

Below is one full example of how to calculate the basket performance based on the hypothetical data in the table below.  In addition, below are the three payment at maturity examples.  Commodity prices used in the examples below, including the initial commodity prices, are hypothetical and do not reflect the actual commodity prices.

Basket Commodity	Weighting	Hypothetical Initial Commodity Price	Hypothetical Final Average Commodity Price
BDI	25%	10,800	11,232
Copper	25%	7,700	8,008
Wheat	25%	870	904.80
WTI crude oil	25%	83	86.32

Basket Performance = Sum of Commodity Performance Values

[(final average BDI price – initial BDI price) / initial BDI price]  x  25%; plus

[(final average copper price – initial copper price) / initial copper price]  x  25%; plus

[(final average wheat price – initial wheat price) / initial wheat price]  x  25%; plus

[(final average WTI crude oil price – initial WTI crude oil price) / initial WTI crude oil price]  x  25%

So, using the hypothetical prices above,

[(11,232 – 10,800) / 10,800] x 25%  =  1%; plus

[(8,008 – 7,700) / 7,700] x 25%  =  1%; plus

[(904.80 – 870) / 870] x 25%  =  1%; plus

[(86.32 – 83) / 83] x 25%  =  1%; plus

basket performance   =   4%

November 2007	Page 8

Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

EXAMPLE #1:	Basket performance is positive and greater than 37%. Investors receive greater than 37% return.

Hypothetical basket performance = 42%

Participation rate = 100%

Supplemental redemption amount = greater of:

•	the jump amount of $370; and

•	$1,000 x basket performance x participation rate

= $1,000 x 42% x 100% = $420

Because the basket performance is greater than 37%, you will receive a supplemental redemption amount that is greater than $370.  The total payment at maturity per note will equal $1,420, which is the sum of the $1,000 stated principal amount per note and a supplemental redemption amount of $420.

EXAMPLE #2:	Basket performance is positive but less than or equal to 37%. Investors receive a 37% return.

Hypothetical basket performance = 4%

Participation rate = 100%

Supplemental redemption amount = greater of:

•	the jump amount of $370; and

•	$1,000 x basket performance x participation rate

= $1,000 x 4% x 100% = $40

Because the basket performance is positive but less than 37%, you will receive a supplemental redemption amount equal to the jump amount of $370.  The total payment at maturity per note will be $1,370, which is the sum of the $1,000 stated principal amount per note and a supplemental redemption amount of $370.

EXAMPLE #3:	Basket performance is 0% or negative. Investors only receive par at maturity.

Hypothetical basket performance = – 5%

Participation rate = 100%

Supplemental redemption amount = $0

Because the basket performance is less than (or equal to) 0%, the supplemental redemption amount will be $0 and the total payment at maturity per note will only equal the $1,000 stated principal amount per note.

November 2007	Page 9

Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

Selected Risk Factors
The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, you should consult with your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  The notes are not secured debt and investing in the notes is not equivalent to investing directly in the basket commodities.  The following is a non-exhaustive list of certain key considerations for investors in the notes.  For a complete list of considerations and risk factors, please see the section entitled “Risk Factors” beginning on page S-15 of the prospectus supplement for commodity-linked capital protected notes.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

▪
No interest payments and possibility of no return.  The terms of the notes differ from ordinary debt securities in that no interest will be paid.  Because the supplemental redemption amount is variable and may equal zero, the overall return on the notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity.

▪
The notes will not be listed and secondary trading may be limited.  The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes.  Our affiliate, MS & Co., currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.  Because it is not possible to predict whether the market for the notes will be liquid or illiquid, you should be willing to hold your notes to maturity.

▪
Market prices of the notes will be influenced by many unpredictable factors.  The market value of the notes is affected by a variety of factors, including, (i) the price of each of the basket commodities, (ii) the volatility of the basket commodities, (iii) trends of supply and demand for each of the basket commodities at any time, (iv) interest and yield rates in the market, (v) geopolitical conditions, (vi) economic, financial, political and regulatory or judicial events that affect the basket commodities or commodities markets generally and that may affect the final average commodity prices, (vii) the time remaining to the maturity of the notes and (viii) our creditworthiness.  Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity and a sale of the notes prior to maturity may result in a loss.

▪
Values for the basket commodities may change unpredictably and affect the value of the notes in unforeseeable ways.  Investments, such as the notes, linked to the prices of commodities or the values of commodity indices, are considered speculative, and prices for commodities and related contracts and values of commodity indices may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, pestilence, technological change, weather, and agricultural, trade, fiscal, monetary and exchange control policies.  The price volatility of each basket commodity also affects the value of the forwards and forward contracts related to that commodity and, therefore, its price at any such time.  These factors may affect the values of the basket commodities and may cause the values for basket commodities to move in inconsistent directions and at inconsistent rates, which will affect the value of your notes in varying ways.  Specific commodities prices are affected by numerous factors specific to each market.  The Baltic Dry Index is designed to measure changes in the cost of transporting dry bulk material by sea.  The dry cargo freight market is sensitive to a variety of external variables, the most important of which include fleet supply, commodity demand, seasonal pressures and fuel prices.  For more information on the Baltic Dry Index, please see “Annex A—The Baltic Dry Index” at the end of these preliminary terms.  For more information on each of the basket commodities other than the Baltic Dry Index, please see “Annex I—Certain Additional Commodity and Commodity Index Risks” in the accompanying prospectus supplement for commodity-linked capital protected notes.

November 2007	Page 10

Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

▪
Changes in the value of one or more of the basket commodities may offset each other.  Price movements in the basket commodities may not correlate with each other.  At a time when the price of one or more of the basket commodities increases, the price of one or more of the other basket commodities may increase to a lesser extent or may decline.  Therefore, in calculating the basket performance, increases in the value of one or more of the basket commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other basket commodities.

▪
Investing in the notes is not equivalent to investing directly in the basket commodities.  Because the basket performance is based on the average prices of the basket commodities over the determination dates over the final three months of the term of the notes, it is possible for the final average commodity price of any of the basket commodities to be lower than the initial commodity price of such basket commodity even if the price of the basket commodity has been above the initial commodity price during the term of the notes.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging its obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
Adjustments to the BDI could adversely affect the value of the notes.  The Baltic Exchange is solely responsible for calculating and maintaining the Baltic Dry Index.  The Baltic Exchange may add, delete or substitute the component routes of the BDI or make other methodological changes in the BDI that could directly or indirectly affect the value of the BDI.  Any of these actions could adversely affect the value of the notes.

▪
Alternate method of calculation in the event the BDI is discontinued.  If the underlying index publisher permanently discontinues publication of the BDI or fails to publish the level of the BDI for ten consecutive business days and the BDI is not replaced by a successor index, the supplemental redemption amount at maturity will be determined by the calculation agent using an alternate method of calculation described in more detail in “Fact Sheet—Key Terms—Alternate Method of Calculating the Supplemental Redemption Amount” on page 5.  The amount payable to you determined by the calculation agent using such alternate method of calculation may be less, and significantly less, than the amount that would be payable to you based on the standard method of calculation if the BDI continued to be published.

▪	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the notes.

▪
Economic interests of the calculation agent may be potentially adverse to the investors.  MSCS, the calculation agent, is an affiliate of the issuer.  Any determinations made by the calculation agent may affect the payout to investors at maturity.

▪
Hedging and trading activity could adversely affect the prices of the underlying commodities.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date could potentially increase the initial commodity prices for the basket commodities and, as a result, could increase the prices at which the basket commodities must close on the determination dates before you would receive a payment at maturity that exceeds the stated principal amount of the notes.  Additionally, such hedging or trading activities during the term of the notes could potentially affect the prices of the basket commodities, including the final average commodity prices, and, accordingly, the amount of cash you will receive upon a sale of the notes or at maturity.

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Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

Historical Information

The following tables set forth the published high and low official settlement prices or official cash offer price, as applicable, as well as end-of-quarter official settlement prices or official cash offer price, as applicable, of each of the basket commodities for each quarter in the period from January 1, 2002 through October 22, 2007.  The related graphs set forth the official settlement prices or official cash offer price, as applicable, for each of the basket commodities in the same period.  On October 22, 2007, the official settlement prices for BDI, wheat and WTI crude oil were $10,853.00, $871.00 and $83.27, respectively, and the official cash offer price for copper was $7,725.00.  We obtained the information in the tables and graphs below from Bloomberg Financial Markets, without independent verification.  The historical price performance of the basket commodities should not be taken as an indication of future performance.

BDI	High	Low	Period End
2002
First Quarter	1,086.00	882.00	1,082.00
Second Quarter	1,104.00	978.00	1,005.00
Third Quarter	1,367.00	962.00	1,367.00
Fourth Quarter	1,739.00	1,334.00	1,738.00
2003
First Quarter	1,940.00	1,530.00	1,939.00
Second Quarter	2,337.00	1,943.00	2,125.00
Third Quarter	2,993.00	2,123.00	2,993.00
Fourth Quarter	4,765.00	3,138.00	4,765.00
2004
First Quarter	5,681.00	4,757.00	4,822.00
Second Quarter	4,763.00	2,622.00	3,005.00
Third Quarter	4,233.00	3,115.00	4,105.00
Fourth Quarter	6,208.00	4,112.00	4,598.00
2005
First Quarter	4,880.00	4,175.00	4,637.00
Second Quarter	4,835.00	2,510.00	2,521.00
Third Quarter	3,073.00	1,747.00	2,907.00
Fourth Quarter	3,370.00	2,407.00	2,407.00
2006
First Quarter	2,798.00	2,033.00	2,496.00
Second Quarter	2,964.00	2,364.00	2,964.00
Third Quarter	4,279.00	2,849.00	3,944.00
Fourth Quarter	4,407.00	3,931.00	4,397.00
2007
First Quarter	5,388.00	4,219.00	5,388.00
Second Quarter	6,688.00	5,254.00	6,278.00
Third Quarter	9,474.00	6,201.00	9,474.00
Fourth Quarter (through October 22, 2007)	10,853.00	9,513.00	10,853.00

Daily Closing Values of BDI January 1, 2002 to October 22, 2007

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Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

Copper	High	Low	Period End
2002
First Quarter	1,650.50	1,421.00	1,623.00
Second Quarter	1,689.50	1,551.00	1,654.00
Third Quarter	1,667.50	1,434.50	1,434.50
Fourth Quarter	1,649.50	1,429.00	1,536.00
2003
First Quarter	1,728.00	1,544.50	1,587.50
Second Quarter	1,711.50	1,564.00	1,644.00
Third Quarter	1,824.50	1,638.00	1,794.00
Fourth Quarter	2,321.00	1,790.50	2,321.00
2004
First Quarter	3,105.50	2,337.00	3,067.50
Second Quarter	3,170.00	2,554.00	2,664.50
Third Quarter	3,140.00	2,700.00	3,140.00
Fourth Quarter	3,287.00	2,835.00	3,279.50
2005
First Quarter	3,424.50	3,072.00	3,408.00
Second Quarter	3,670.00	3,113.00	3,597.00
Third Quarter	3,978.00	3,444.00	3,949.00
Fourth Quarter	4,650.00	3,905.00	4,584.50
2006
First Quarter	5,527.50	4,537.00	5,527.50
Second Quarter	8,788.00	5,561.00	7,501.00
Third Quarter	8,233.00	7,230.00	7,601.00
Fourth Quarter	7,740.00	6,290.00	6,290.00
2007
First Quarter	6,940.00	5,225.50	6,940.00
Second Quarter	8,225.00	6,916.00	7,650.00
Third Quarter	8,210.00	6,960.00	8,165.00
Fourth Quarter (through October 22, 2007)	8,301.00	7,725.00	7,725.00

Daily Closing Values of Copper January 1, 2002 to October 22, 2007

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Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

Wheat	High	Low	Period End
2002
First Quarter	308.25	267.25	285.00
Second Quarter	307.00	256.00	307.00
Third Quarter	416.00	313.00	396.50
Fourth Quarter	415.75	325.00	325.00
2003
First Quarter	337.00	279.25	286.75
Second Quarter	338.75	275.50	301.75
Third Quarter	383.50	298.25	360.25
Fourth Quarter	405.75	325.50	377.00
2004
First Quarter	422.75	355.00	408.00
Second Quarter	416.50	337.50	338.00
Third Quarter	341.00	299.50	306.75
Fourth Quarter	322.25	283.50	307.50
2005
First Quarter	368.00	287.75	331.00
Second Quarter	339.50	296.50	321.50
Third Quarter	352.25	301.50	346.25
Fourth Quarter	348.75	293.00	339.25
2006
First Quarter	376.00	322.50	347.75
Second Quarter	426.25	342.00	371.50
Third Quarter	445.50	359.75	443.00
Fourth Quarter	542.50	439.50	501.00
2007
First Quarter	489.50	438.00	438.00
Second Quarter	609.00	419.00	582.00
Third Quarter	939.00	569.50	939.00
Fourth Quarter (through October 22, 2007)	952.50	820.50	871.00

Daily Closing Values of Wheat January 1, 2002 to October 22, 2007

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Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

WTI crude oil	High	Low	Period End
2002
First Quarter	25.92	18.41	25.92
Second Quarter	27.66	23.30	25.58
Third Quarter	29.13	24.89	28.75
Fourth Quarter	30.16	22.70	28.66
2003
First Quarter	34.10	24.35	27.18
Second Quarter	28.39	23.26	28.33
Third Quarter	30.25	25.32	27.61
Fourth Quarter	31.11	27.10	30.17
2004
First Quarter	33.80	28.83	31.51
Second Quarter	39.08	30.21	34.50
Third Quarter	46.45	35.92	46.38
Fourth Quarter	51.56	37.38	40.46
2005
First Quarter	55.65	40.51	54.29
Second Quarter	59.30	47.88	55.58
Third Quarter	67.72	55.72	63.48
Fourth Quarter	62.80	54.05	58.98
2006
First Quarter	66.59	58.15	65.91
Second Quarter	74.64	66.39	73.51
Third Quarter	78.30	60.12	62.48
Fourth Quarter	64.62	57.87	60.86
2007
First Quarter	68.10	51.70	68.10
Second Quarter	72.18	64.44	71.41
Third Quarter	80.03	68.69	79.17
Fourth Quarter (through October 22, 2007)	84.60	76.58	83.27

Daily Closing Values of WTI crude oil January 1, 2002 to October 22, 2007

November 2007	Page 15

Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

Annex A
The Baltic Dry Index

We have derived all information contained in these preliminary terms regarding the Baltic Dry Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Baltic Exchange.  The Baltic Dry Index was developed by the Baltic Exchange and is calculated, maintained and published by the Baltic Exchange.  We make no representation or warranty as to the accuracy or completeness of such information.

The Baltic Dry Index (“BDI” or “Index”) is a leading indicator of the global dry cargo freight market, designed to measure changes in the cost of transporting dry bulk material such as grain, coal, iron ore and industrial metals by sea.  The BDI is an equally-weighted composite index of four sub-indices devoted to different sizes of dry bulk carriers (Baltic Capesize Index, Baltic Panamax Index, Baltic Supramax Index and Baltic Handysize Index), which together cover approximately 30 shipping routes measured on a timecharter ($/day) or voyage ($/tonne) basis.  The Index was first published on November 1, 1999 as the successor to the Baltic Freight Index which commenced publication on January 4, 1985.  You can obtain the level of the Baltic Dry Index on the Bloomberg website at http://quote.bloomberg.com/apps/quote?ticker=bdiy&exch=IND&x=15&y=11.

The Baltic Exchange, the publisher of the Index, is a global marketplace of shipbrokers, ship owners and charterers, based in London, England.  The Baltic Exchange provides freight indices and route assessments and also operates as a maker of markets in freight derivatives, specifically a type of forward contract known as forward freight agreements (FFAs) that are traded over the counter.  The Freight Indices and Futures Committee (FIFC) at the Baltic Exchange is responsible for production of the BDI and other freight indices published by the Baltic Exchange, utilizing the professional assessments made by a panel of reporting shipbrokers on the prevailing open market levels.  In compiling any of the sub-indices, the FIFC selects the component routes and determines their weightings with a goal of producing a weighted basket of routes which is as representative as possible of the world’s principal bulk cargo trades for that sub-index.  The daily level of the sub-index is based on the average assessment made by all reporting panellists of the current market rate with respect to each route included in the sub-index and the applicable weighting for such route.

The publication of the BDI and other freight indices of the Baltic Exchange is governed by the following rules.

Publication

The component sub-indices of the Index and the Index will normally be published by the Baltic Exchange at approximately 1 p.m. London time on each business day.  The Baltic Exchange may delay or cancel publication of the indices and routes if considered necessary or desirable.  The Baltic Exchange provides route and index data only if it is fully satisfied that sufficient assessments from an adequate quorum of its reporting panelists have been received.  If there are not sufficient panelists able or willing to report their assessments on any route or index then the Baltic Exchange has the right not to report on that day or any subsequent days until an adequate quorum has been assembled.

The Panel

The Baltic Exchange appoints a panel of shipbroker companies from its members.  The Baltic Exchange may change the number of panelists and the composition of the panel at any time but aims to have panels consisting of at least seven panelists per index. As of July 2007, the number of panelists on each of the four sub-indices of the BDI ranges from 12 to 22.

The Routes

The Baltic Exchange has the right to decide which routes are to be included and may alter the composition of the routes from time to time.  Since September 2002, all panelists’ returns have been included in establishing the average assessment on dry routes.  Prior to that date, both the highest and lowest returns were excluded.

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Commodity-Linked Capital Protected Notes due December 31, 2010 Based on the Performance of a Basket of Three Commodities and a Commodity Index

Weightings

The Baltic Exchange from time to time decides the weighting applied to any route for the purpose of ascertaining its contribution to an index.

Weighting Factors

For the purpose of calculating the indices, the average rate for each route will be multiplied by the weighting factor for that route.  The weighting factor for each route is ascertained by the Baltic Exchange and may be adjusted by the Baltic Exchange to take account of alterations to routes or route weightings.

Alterations to the Indices

No more than one route will be removed from an index at any one time.  If a route is removed, one or more routes may be substituted for it.

The weighting of an existing route will not be altered by more than an amount equal to 25% of its existing weighting or 2.5% of the index at the date of the decision to make the alteration, whichever is the larger.  No such limitation will apply to routes that are removed from or added to an index.

Any one alteration to an index will not result in an adjustment of more than 5% in the regional or commodity composition of a given index.  The meaning of “region” and “commodity” for this purpose will be in the absolute discretion of the Baltic Exchange.

When an alteration is made, a revised set of weighting factors will be applied to the routes, so that the new index will have the same level as the old index at the date of the alteration.

The dry cargo freight market is sensitive to a variety of external variables, the most important of which include the following:

•
Fleet supply:  The number and types of ships available have a significant impact on the dry freight market.  The recent short supply of bulk ships, even as compared to oil tankers or container ships, has driven up the dry bulk cargo rates.

•
Commodity demand:  The level of industrial production significantly affects the dry freight market.  The pace of industrial development in China, India and other developing countries has compelled those countries to look farther for resources.

•	Seasonal pressures: The weather has a meaningful impact on the dry cargo freight market, from the size of agricultural harvests to river levels or presence of ice in ports that can cause delays.
•	Fuel prices: With bunker fuel accounting for between one quarter and one third of the cost of operating a vessel, oil price movements significantly affect the dry cargo freight market.

The notes are not sponsored, endorsed, sold or promoted by The Baltic Exchange.  The Baltic Exchange makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in the notes. The Baltic Exchange will not accept any liability for any loss incurred in any way whatsoever by any person who seeks to rely on the information contained herein.

All copyright and other intellectual property rights in this material and information are owned by The Baltic Exchange.  Any form of copying or distribution of this information by any means, whether electronic (including distribution by email or reproduction on a website) or otherwise, is expressly prohibited.  Persons wishing to copy or distribute or publish this information must first obtain a license to do so from The Baltic Exchange.

© The Baltic Exchange Limited 2007

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